January 29, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (973) 740-5264

Robert J. Ingato
Executive Vice President, General Counsel
  and Corporate Secretary
CIT Group Inc.
One CIT Drive
Livingston, NJ 07039

> **Re: CIT Group, Inc.**
> **Definitive Schedule 14A**
> **Filed April 4, 2007**
> **File No. 001-31369**

Dear Mr. Ingato:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3350

Sincerely,

Kathleen Krebs
Special Counsel